Exhibit 99.1

Bilibili Announces Primary Listing on the Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, China, October 3, 2022 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, announced that the Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) became effective today. Bilibili is now a dual-primary-listed company on the Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

“We believe our conversion from a secondary to a primary listing on the Hong Kong Stock Exchange will further expand our investor base, as well as provide more liquidity for our securities and more flexibility in the capital market,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Moreover, our Class Z ordinary shares listed on the Hong Kong Stock Exchange may soon become eligible for the Mainland-Hong Kong Stock Connect program, which will provide accredited investors in Mainland China access to trade our shares directly.”

The Company’s Class Z ordinary shares listed on the Hong Kong Stock Exchange and the Company’s American depositary shares quoted on the Nasdaq Global Select Market are mutually fungible.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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